FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated March 5, 2001 announcing that STMicroelectronics has completed its acquisition of Ravisent's consumer electronics business.



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[STMicroelectronics logo]

PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
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                                                                           C945P

                  STMICROELECTRONICS COMPLETES ACQUISITION OF
                    RAVISENT'S CONSUMER ELECTRONICS BUSINESS

         Acquisition reinforces ST's strength in embedded solutions for digital multimedia applications, including DVDs, Set-Top Boxes and Digital TV

Geneva, March 5, 2001 - STMicroelectronics (NYSE: STM), the leading system-on-chip supplier to the digital consumer electronics industry, today announced the completion, effective 1 March 2001, of the acquisition of the Consumer Electronics (CE) business of RAVISENT Technologies Inc. (NASDAQ:
RVST), an IP licensing company providing digital audio and video software solutions and Internet appliance technology.

The acquisition by ST, which was announced in January 2001, of RAVISENT's CE assets also included the intellectual properties of the software CineMaster CE DVD technology, employees and technology know-how developed by the company.

Following the completion of the acquisition, the RAVISENT CE team, who are based in the Philadelphia area in the US and in Karlsruhe, Germany, will be fully integrated into the Digital Video Division within ST's Consumer and Microcontroller Groups.

"I am delighted that the acquisition of RAVISENT's CE business has been completed. I welcome to ST the highly qualified RAVISENT CE team, with whom we have been cooperating for the past several years. This acquisition is an important step for ST in offering a complete system-on-chip platform for digital consumer appliances. It will strengthen ST's leading position in the areas of DVD, Set-Top Box and Digital TV markets," said Philippe Lambinet, General Manager of ST's Digital Video Division.

"ST's key strengths in development, and product support will enable ST to continue to offer great service to the customers," said Frank Wilde, CEO of RAVISENT Technologies. "RAVISENT's CE assets, provides additional resources to enable ST to attract new business and continue to grow its worldwide presence."

RAVISENT and ST will maintain a strong working relationship and continue to build on their complementary strengths.


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About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                          Benoit de Leusse
Corporate Press Relations Manager              Investor Relations Manager Europe
Tel. +39.039.603.59.01                         Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                         Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                    benoit.de-leusse@st.com

Morgen-Walke Europe
Lorie Lichtlen                                 Jean-Benoit Roquette
Media Relations                                Investor Relations
Tel. +33.1.47.03.68.10                         Tel. +33.1.47.03.68.10
llichtlen@mweurope.com                         jbroquette@mweurope.com



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer